FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

GPA
alimentando
sonhos e vidas

Saída
Saída
Pão de Açúcar

# EARNINGS
## RELEASE
4Q21

February 23, 2022

CBD LISTED NYSE

PCAR B3 LISTED NM

IBOVESPA B3 | IBRX100 B3 | ICON B3 | ISE B3 | IVBX B3 | SMLL B3
ICO2 B3 | IGC-NM B3 | IGCT B3 | IGC B3 | ITAG B3 | IBRA B3

EARNINGS

RELEASE

4Q21

São Paulo, February 23, 2022

The GPA [B3: PCAR3; NYSE: CBD] announces the results of the
4th quarter of 2021 (4Q21). The following comparisons are for the same period in 2020, except where indicated. Results include the effects of IFRS 16/CPC 06 (R2), except if otherwise indicated.

GPA GROUP - Operating & Financial Highlights

The year 2021 was one of the most important in the recent history of GPA, even in a challenging economic scenario, we went through major changes and took important decisions for the future of New GPA. We started the year with the spin-off of the cash and carry business and ended a cycle with the discontinuation of the hypermarket format in Brazil.

Extra Hiper Transaction:

▪	Extremely successful demobilization execution in record time since its announcement, on October 14, 2021. All efforts were made so that the process was implemented as efficiently as possible and in approximately 3 months we carried out the demobilization of 70 hypermarket stores.

Sales:

▪	The group's consolidated net sales revenue totaled R$14.9 billion in 4Q21, an increase of 6.7% vs. 4Q20 (excluding tax credits from 4Q20). The accrued net revenue in 2021 was R$51.3 billion;
▪	The New GPA Brazil (excluding hypermarkets and drugstores) had a positive result despite the challenging macroeconomic scenario, with same-store sales growth of 2.3% vs. 4Q20, representing the growth of banner Pão de Açúcar and Proximity formats, with an important gain of market share. In 4Q21, online sales penetration was 8.4% and e-commerce sales totaled R$480 million, a 46.2% growth vs 4Q20;
▪	Grupo Éxito once again recorded double-digit growth in same-store sales of 15.3% vs 4Q20, with growth in the 3 countries in which it operates and performance in the quarter above inflation. Omnichannel sales represented 9.9% of total sales in 2021.

Consolidated Adjusted EBITDA Margin:

▪	The Consolidated Adjusted EBITDA margin was 8.0% in the quarter, a 140 bps decrease vs 4Q20, excluding the tax credits of this period. In 2021, the Consolidated Adjusted EBITDA margin was 7.4%, a 40 bps decrease;
▪	At GPA Brazil, the Adjusted EBITDA margin was 5.4% in 4Q21. The decrease vs 4Q20, which is concentrated in gross profit, is mainly explained by the process of demobilization of hypermarket stores and drugstores due to the termination of these operations. In the New GPA Brazil perimeter, the Adjusted EBITDA margin was 8.4% in 4Q21, a 20 bps increase vs. 4Q20. In 2021, the increase in the adjusted EBITDA margin was 80 bps, reaching 8.8%;
▪	Grupo Éxito reached a high level of the Adjusted EBITDA Margin of 10.6% in 4Q21, stable regarding 4Q20. In the total for the year, Grupo Éxito recorded a gain of 50 bps in the margin.

Consolidated Net Income:

▪	In 4Q21, Consolidated Net Income was R$777 million. In 2021, Consolidated Net Income reached R$805 million, even in a year with a retraction in consumption in Brazil and recovery of the economy in Colombia only in the second half of the year.

Net Debt:

▪	Net Debt of R$-697 million in December 2021, maintaining a low net debt/EBITDA ratio of -0.3x and a solid cash position of R$8.3 billion.

ESG Commitments:

▪	The GPA Group is part of the main sustainability indexes around the world and has been constantly evolving its ESG initiatives, emphasizing, in 2021:
o	Brazil: We became one of 418 companies in 45 countries and regions to participate in the Bloomberg Gender-Equality Index (GEI) 2022, a modified market capitalization index that aims to track the performance of publicly-held companies committed to transparency in gender data reporting. We also highlight that, in line with our commitment to reduce greenhouse gas (GHG) emissions, we have reduced 6.9% in scope 1 and 2 emissions compared to 2020;
o	Éxito: we support local trade in Colombia, where 90% of all fruit and vegetables have been purchased from local suppliers. We also emphasize the donation of 934 tons of food and 111 tons of non-food items to food banks and foundations.

GPA Consolidated Recovery scenario in Brazil and maintenance of good performance in Colombia

R$ million, except when indicated	GPA Consolidated(1)
	4Q21	4Q20(2) Excluding Tax Credits	4Q20	Δ 21 vs 20(2)	2021	2020(2) Excluding Tax Credits	2020	Δ 21 vs 20(2)
Gross Revenue	16,381	15,417	15,417	6.2%	56,374	55,732	55,732	1.2%
Net Revenue	14,875	13,936	14,770	6.7%	51,291	50,419	51,253	1.7%
Gross Profit	3,726	3,725	4,559	0.0%	12,950	12,915	13,749	0.3%
Gross Margin	25.0%	26.7%	30.9%	-170 bps	25.2%	25.6%	26.8%	-40 bps
Selling, General, and Adm. Expenses	(2,589)	(2,498)	(2,515)	3.6%	(9,353)	(9,326)	(9,343)	0.3%
% of Net Revenue	17.4%	17.9%	17.0%	-50 bps	18.2%	18.5%	18.2%	-30 bps
Other Operating Revenues (Expenses)	273	138	138	97.4%	(7)	(71)	(71)	-89.6%
Adjusted EBITDA(3)	1,186	1,314	2,132	-9.8%	3,814	3,920	4,738	-2.7%
Adjusted EBITDA Margin(3)	8.0%	9.4%	14.4%	-140 bps	7.4%	7.8%	9.2%	-40 bps
Net Income Controlling Shareholders(4)	777	374	1,316	107.7%	805	151	1,092	433.0%
Net Margin Controlling Shareholders(4)	5.2%	2.7%	8.9%	250 bps	1.6%	0.3%	2.1%	130 bps

(1) Consolidated considers profit and loss of the operations of GPA Brazil, the operations of Grupo Éxito (Colombia, Uruguay, and Argentina), other businesses (Stix Fidelidade, Cheftime, and James Delivery), the profit and loss of CDiscount (in the equity income item), and discontinued operations (stores on assignment to Assaí and drugstores)

(2) Excluding exceptional elements as shown in the 4Q20 release (R$941 million in net income being: R$834 million in net revenue and gross profit, R$-17 million in selling expenses, R$536 million in financial results and R$+412 million in income tax, mainly referring to tax credits)

(3) Operating profit before interest, taxes, depreciation, and amortization. Adjusted by Other Operating Revenues and Expenses

(4) Net Income do not consider the result of Sendas S.A. (Assaí)

Notice / Disclaimer: Statements contained in this release regarding the Company's business outlook, projections of operating/financial profit and loss, the Company's growth potential, and related to market and macroeconomic estimates constitute mere forecasts and were based on the beliefs, intentions, and expectations of the Management regarding the future of the Company. Those estimates are highly dependent on changes in the market, the general economic performance of Brazil, the industry, and international markets and, therefore, are subject to change.

Message from the CEO

The year 2021 was intense, challenging, and one of the most important in GPA's recent history. We went through deep changes and made complex and courageous decisions. And, in another year of a pandemic, we continue to play our role of essentiality, supplying the homes of millions of people, always protecting and taking care of our employees and customers, and seeking to advance positive impacts in social, environmental aspects, and governance.

As a result of strategic decisions, a new GPA began to be built: We started the year with the spin-off of the Assaí whosale business and ended a cycle with the discontinuation of the Group's hypermarket format in Brazil, supported by a medium and long-term analysis of retail trends and the characteristics of the Brazilian market.

Our energy is now channeled into accelerating the expansion plan, strengthening core competencies in the most profitable, and performing segments of our portfolio – premium and proximity –, neighborhood supermarkets and the food e-commerce business. It is a new GPA and a new cycle that reinforces our strengths and provides the best shopping experience for our customers.

This period was also a period of consolidation of our digital strategy. We improve applications, tools, and processes, attracting new consumers to e-commerce and strengthening an omnichannel shopping profile, which combines face-to-face and digital – including a marketplace, WhatsApp, our apps, and open collaboration platforms. At Grupo Éxito, we continue to implement solutions that use contactless technologies, customer service, data analysis, logistics, and supply chain, and HR management in accordance with the strategy established for the period 2021-2024.

Therefore, we are increasingly multi-format, multi-channel, and multi-region, in Brazil, Colombia, Argentina, and Uruguay.

Despite the still very challenging macroeconomic scenario, we ended 2021 with a revenue of R$56.4 billion, cash generation (EBITDA) of R$3.8 billion, and net income of R$805 million.

Our operation involves thousands of employees and millions of customers and we are committed to adopting social and environmental practices that contribute to building a more inclusive and responsible company. Our role as an agent of transformation in society, combined with our practices, has been recognized by the market in different rankings, which fills us with pride and signals that we are on the right path.

We have 2022 ahead of us, which should also be a period of great volatility, and we are prepared for another year of adaptation, with flexibility, agility, and resilience, supported by the execution capacity of our incredible team that makes it happen every day.

Everything we do is to constantly act to promote our purpose, which is to feed dreams and lives, legitimately and to continue as protagonists in food retail, increasingly promoting healthy and sustainable consumption and our commitment to the company of which we are part.

Jorge Faiçal
GPA’s CEO

GPA BRAZIL

Sales Performance

Sales Performance

Emphasizing supermarket and proximity formats

GROSS REVENUE	2021	4Q21/4Q20
(R$ million)	Selling	Selling	% Total stores	Same Store Sales(3)
Pão de Açúcar	7,801	2,133	0.2%	0.9%
Mercado Extra / Compre Bem	5,247	1,429	-1.4%	-1.7%
Proximity	2,196	590	20.7%	20.2%
Gas Stations	1,765	468	-2.7%	2.3%
Other businesses(1)	338	86	-4.5%	n.d.
GPA Brazil ex hiper and drugstores	17,347	4,707	1.5%	2.3%
Extra Hiper	11,486	3,188	-10.4%	-7.0%
Drugstores	196	41	-29.4%	-24.1%
GPA Brazil(2)	29,028	7,936	-3.9%	-1.8%

(1) Revenue from the rental of commercial centers

(2) GPA Brazil does not include the results of Stix Fidelidade, Cheftime, and James Delivery

(3) To reflect the calendar effect, it was reduced by 4 bps in 4Q21 and 30 bps in 2021

Same-store sales vs 2020 (excluding hypermarkets and drugstores)

New GPA Brazil's total sales reached R$4.7 billion in 4Q21. Regarding the same stores, even with a strong comparable base and challenging macroeconomic scenario, there was an increase of 2.3% compared to 4Q20. The online channel grew by 46.2% YoY, directly linked to the growth of omnichannel and expansion of partnerships with last milers, besides the resumption of Pão de Açúcar stores with growth in market share and an increase in the customer flow, added to the strong growth in the Proximity and Gas Station formats.

The LfL of 2.3% shows an important recovery versus the second and third quarters of 2021, as shown in the chart aside.

Including the operations of hypermarkets and drugstores, same-store sales decreased 1.8% vs 4Q20, reflecting the efficient demobilization of stores carried out in 3 months and that substantially impacted sales in 4Q21.

In 4Q21, same-store sales under the Pão de Açúcar banner grew 0.9% vs 4Q20, bringing the result of the company's strategy of increased service in the areas of perishables and cash line, operational performance gains, communication of promotions, and store renovations.

With the discontinuation of the operation of hypermarkets and drugstores, the % of sales share of Pão de Açúcar became 43.3% in 2021 vs 26.3% considering the sales of hypermarkets and drugstores, which reinforces the company's positioning of invest in the brand through a cohesive and strategic expansion plan, strengthening the Group's most profitable format.

Supermarket/Proximity

Pão de Açúcar

The fourth quarter of 2021 was marked by the resumption of growth in the Pão de Açúcar banner and by the gain in market share in AS Brasil (Autosserviço Brasil) and also in the premium segment, according to Nielsen survey. This market share gain is the result of a strategy focused on converting stores to our G7 concept, reviewing of the banner’s promotional dynamics, focusing on providing better service in the perishables and cash line, with a great evolution on operational performance gains. In the quarter, we had same-store sales growth, even in a challenging macroeconomic scenario.

During 4Q21, of the 181 stores of the banner, distributed in 13 states of the country, we made layout adjustments in 50 stores, besides the renovation of 4 stores to the G7 concept. Moreover, we opened a new Pão de Açúcar store in Limeira, in the countryside of the state of São Paulo – the first store to be part of our expansion plan of 100 new stores over the next 3 years. The store has a sales area of 1,230m² and has already been opened under the G7 concept for a better consumer shopping experience, focusing on a more fluid shopping flow, with an emphasis on fresh products. Moreover, the store has 5 self-checkouts and the Click & Collect space, where customers may pick up their purchases made through the website or app. In 2021, we reaffirm our commitments to invest and strengthen the brand, a retail icon in Brazil.

Another highlight was online sales, which continue to grow driven by last mile partnerships announced throughout 2021, with an average sales penetration of 15%, reaching peaks of 20% throughout 4Q21. Furthermore, we had an important increase in customer loyalty through a new strategy developed in 4Q21: the possibility of redeeming Stix points directly at the cashier in stores. After the availability of this tool, we recorded a 4X growth in the number of redemptions vs 3Q21.

Mercado Extra and Compre Bem

Mercado Extra and Compre Bem performed in 4Q21 in line with 4Q20 results. It is important to emphasize that the consumer profile of the two banners differs greatly from the target audience of wholesalers. Mercado Extra and Compre Bem stores are neighborhood stores, where customers tend to go more than once a week to do their restocking purchases. The consolidation of this model in all the markets where the banners are installed reinforces the Group's confidence in this format.

Mercado Extra continued to accelerate the integration of its units into the food e-commerce operation, with 73 stores operating in the Express modality at the end of 2021. Moreover, last miles sales also accelerated significantly, with a growth of more than 50% vs 3Q21.

Proximity

Throughout 2021 we opened 12 new Minuto Pão de Açúcar stores as part of our expansion plan, which provides for 100 new stores of this format over the next 3 years.

The proximity model showed double-digit growth in 4Q21, maintaining the strong trend already seen in recent quarters, with same-store sales growth of 20.2% compared to 4Q20. In 2021, the growth was 26.6% vs. the year 2020.

In October 2021, we launched the first store of the new Pão de Açúcar Fresh format in the City of São Caetano do Sul, in the State of São Paulo. This new model is focused on the replenishment purchase of fresh products and allows occupying the format space between Minuto Pão de Açúcar and the traditional Pão de Açúcar. It is important to highlight that this format was born with the strength of GPA in food e-commerce, with Click & Collect and the last mile partnerships.

Private-Label Brands

Throughout 2021, the private-label brands (Qualitá, Taeq, Casino, Cheftime, Club des Sommeliers and Finlandek) had great results and initiatives:

▪	The sales share reached 21.1% with 4.5 billion sales;
▪	82% customer penetration (8 out of 10 buy a private label item);
▪	Launch of more than 100 products resulting in a food assortment of approximately 5,600 SKUs;
▪	Qualitá brand was recognized by ABMAPRO - Brazilian Association of Exclusive Brands (Associação Brasileira de Marcas Próprias) as the brand with the highest market share, in addition to having received the RA 100 index from Reclame Aqui (excellence in the quality of customer service);
▪	Club des Sommeliers won 3 gold medals in the international competition Catad’or;
▪	For the eggs category, 40.2% of Private-Label Brand units sold were cage-free hens (2021 target: 36%, target to reach 100% in 2025).

Digital Strategy

We will be wherever the customer is, continuing our strategy of providing an open and collaborative platform

Growth of food e-commerce (1P+3P)

E-commerce continues to be an important path of growth for the GPA Group Brazil, representing 8.4% of total food sales in the quarter. In 4Q21, we had a significant gain of 46.2% GMV vs 4Q20, despite the impact of the hypermarket transaction on sales and the challenging consumer market. Year-to-date sales reached R$1.7 billion, 53% growth vs 2020. Those sales already represent 7.9% of the total sales of the food segment of GPA Brazil, with peaks of 20% in representation at Pão de Açúcar.

We also emphasize the strong growth in the number of orders placed in 4Q21, we had an increase of 132.5% in the number of orders compared to 4Q20 and 99% in the year-over-year comparison.

SALES ON OWN DIGITAL PLATFORM (1P)

As announced in 3Q21, we launched several initiatives that intensify the growth of e-commerce and improve the usability of our platforms: social login, Sunday delivery, Click & Collect in 1 hour, the launch of cashback, WhatsApp, pix, 30-minute delivery (ultra-convenience), electric car delivery and the new search tool. Reinforcing the Group's strategy of being where the customer is, on an open and collaborative platform.

In 2021 we expanded our services with: scheduled delivery, our integrated James Delivery last mile activity, Express delivery and Click & Collect, present in more than 300 stores.

PARTNERSHIPS

In line with our strategy of being where the customer is, we made several partnerships throughout 2021 that have already brought important results in the year:

▪	Last Mile (next hour): partnerships with iFood, B2W/Americanas, Rappi and Cornershop. In the year, sales through those partnerships represented 23.5% of total online sales in the period;
▪	Mercado Livre (Meli): announced in 2Q21, it has been growing every month. In 4Q21, we increased our revenue by 75.5% compared to the performance of 3Q21, with approximately 4 thousand supermarket items from the chains on the platform with the Pão de Açúcar and Extra brands;
▪	HomeRefil: where we started our Retail as a service (RAAS). The project shall be executed from the combination of two services in a full-service dynamic: availability of stock for the channel and carrying out operations for handling and picking orders and deliveries.

MARKET PLACE (3P)

We continue to evolve in our strategy of expanding our assortment focused on verticals supplementary to our core food business (wines, beers, fresh, and healthy, barbecue, baby care, personal care, and pet care). We continue to accelerate our onboarding process to further enhance the number of available SKUs, we continue to maintain our service level indicators. In 2021, we launched our fulfillment platform for marketplace sellers, ensuring fast deliveries, competitive shipping, and order traceability.

GRUPO ÉXITO

Sales Performance

Strong economic recovery in Colombia and gradual improvement in real estate business in all countries

GROSS REVENUE	2021	4Q21/4Q20
(R$ million)	Selling	Selling	% Total stores	% Total stores Constant currency	Same Store Sales(1) Constant currency
Grupo Éxito	27,264	8,419	17.8%	16,2%	15.3%
Colombia	20,669	6,400	13.1%	15.1%	14.1%
Uruguay	4,552	1,286	5.9%	6.2%	5.9%
Argentina	2,044	733	167.4%	54.9%	53.4%

(1) Same-store concept performance considering growth at constant exchange rates. To reflect the calendar effect, in the 4Q21 we added -10 bps no Grupo Éxito (0 bps in Colombia, -50 bps in Uruguay, and 0 bps in Argentina) and, for 2021,-30 bps were added to Grupo Éxito (-40 bps in Colombia, -50 bps in Uruguay, and -40 bps in Argertina)

Grupo Éxito had an excellent sales performance in 4Q21, with strong growth in both BRL and COP. Gross revenue totaled R$8.4 billion in the quarter, representing a growth of 17.8% YoY. In the ‘same store’ concept, sales grew by 15.3% in the quarter. Year-to-date, revenue grew 10.5%, reaching R$27.3 billion. These growths were driven by:

▪	Focus on innovation, in Colombia, innovative formats represented 33.3% of sales;
▪	Strong omnichannel performance, with sales penetration of 9.9% in 2021 (11.9% in Colombia, 3.6% in Uruguay, and 2.6% in Argentina);
▪	Greater contribution from supplementary businesses, benefiting from the reduction of restrictions during the year.

COLOMBIA

Solid quarterly and annual growth in sales in Colombia, as a result of i) recovery in consumer confidence, which boosted consumption levels in the country; ii) renovation of more than 50 stores, to formats more adhering to the style of modern consumers; iii) growth in supplementary businesses such as Real Estate (occupancy rate at 93%), Puntos Colombia, and Tuya, and iv) important growth in omnichannel sales (11.9% in 2021).

URUGUAY

The macroeconomic and consumption context in Uruguay gradually improved throughout 2021, mainly with the resumption of tourism at the end of the year. As a result, same-store sales grew 5.9% in 4Q21, contributing 17% of Éxito's consolidated sales.

ARGENTINA

Sales growth above inflation is a reflection of lower restrictions throughout 2021, better performance of food retail, a positive effect of transit in stores and commercial centers, and the evolution of e-commerce and last mile sales.

For further information on the results of Grupo Éxito, find below the link to the released results: https://www.grupoexito.com.co/en/financial-information

Financial Performance

GPA BRAZIL

R$ million, except when indicated	GPA Brazil(1)
	4Q21	4Q20(2) Excluding Tax Credits	4Q20	Δ 21 vs 20(2)	2021	2020(2) Excluding Tax Credits	2020	Δ 21 vs 20(2)
Gross Revenue	7,936	8,255	8,255	-3.9%	29,028	31,004	31,004	-6.4%
Net Revenue	7,311	7,544	8,378	-3.1%	26,864	28,336	29,170	-5.2%
Gross Profit	1,701	2,046	2,880	-16.8%	6,599	7,385	8,219	-10.6%
Gross Margin	23.3%	27.1%	34.4%	-380 bps	24.6%	26.1%	28.2%	-150 bps
Selling, General and Adm. Expenses	(1,345)	(1,428)	(1,445)	-5.8%	(4,948)	(5,358)	(5,374)	-7.6%
% of Net Revenue	18.4%	18.9%	17.2%	+50 bps	18.4%	18.9%	18.4%	+50 bps
Equity Income	6	29	29	-77.8%	47	118	118	-59.8%
% of Net Revenue	0,1%	0.4%	0.3%	-30 bps	0.2%	0.4%	0.4%	-20 bps
Adjusted EBITDA(3)	393	676	1,494	-41.8%	1,848	2,271	3,088	-18.6%
Adjusted EBITDA Margin(3)	5.4%	9.0%	17.8%	-360 bps	6.9%	8.0%	10.6%	-110 bps

(1) GPA Brazil does not include results from other businesses (Stix Fidelidade, Cheftime, and James Delivery)

(2) Excluding exceptional elements as shown in the 4Q20 release (R$941 million in net income being: R$834 million in net revenue and gross profit, R$-17 million in selling expenses, R$536 million in financial results and R$+412 million in income tax, mainly referring to tax credits)

(3) Profit before interest, taxes, depreciation, and amortization Adjusted by Other Operating Revenues and Expenses

On October 14, 2021, we announced the end of the hypermarket format operation in Brazil, with the assignment of up to 70 commercial points to Assaí, conversion of stores to other formats, and closure of some points. We maintained our commitment to the customer, mainly in the supply of essential products, we set up a schedule for the demobilization of stores that began in October with the stop of purchases of several non-essential food and non-food categories and continued with store size reductions until its closures between December 2021 and January 2022. The store reduction allowed us to gain productivity, having a simpler store (supply and pricing) and a smaller assortment. In the first half of December, 21 stores were closed and another 10 stores were closed on Christmas Day, totaling 31 stores closed in December 2021.

GPA Brazil's Gross Profit totaled R$1.7 billion in the quarter and a margin of 23.3%, a decrease of 380 bps compared to 4Q20 – this variation is mainly explained by the demobilization process of hypermarket and drugstores: (i) impact of the mix effect, with the demobilization of hypermarket stores; (ii) higher breakage level; (iii) lower investment by the industry given the de-stocking process; and (iv) strong reduction in purchases. In the total for the year, the Gross Profit was R$6.6 billion and a margin of 24.6%, a decrease of 150 bps compared to 2020.

Selling, General, and Administrative Expenses totaled R$1.3 billion, a decrease of 5.8% vs 4Q20, impacted by the reduction in marketing, higher productivity of hypermarkets stores and reduction in personnel expenses. In 4Q21, total expenses reached a percentage of 18.4% of the Net Revenue. In the total for 2021, the percentage decreased 50 bps versus 2020. Selling, General and Administrative Expenses totaled R$4.9 billion in the period.

Equity Income totaled R$6 million in 4Q21 and R$47 million in 2021, reflecting the result of the 18% interest held in FIC (vs 36% in 4Q20).

HYPERMARKET TRANSACTION

The fourth quarter of 2021 saw a withdrawal from the hypermarket activity and GPA's repositioning as a premium, digital and proximity food retailer. Hypermarkets and drugstores activities represented R$11.7 billion in annual gross revenue in 2021, of which R$8.1 billion has been transferred to Assaí, R$ 2.7 billion to store conversions and R$860 million to closing/selling. The New GPA, considering the sale of stores that will be converted, will have an annual gross revenue of R$20.0 billion in 2021.

In the result for the quarter, there was a net impact in line with other revenues and expenses of R$0.4 billion, of which:

•	R$1.2 billion being capital gain of the transfer of 20 stores and 6 owned properties in December, representing 23% of the total estimated capital gain for the transaction:
•	R$481 million of asset write-offs.
•	a positive effect of R$522 million due to reassessment of IFRS 16;
•	R$817 million of expenses, of which:
o	R$147 million related to the dismissal of employees;
o	R$283 million to the cancelation of agreements;
o	R$279 million to inventory demarcation;
o	R$108 million to other expenses related to the transaction;
•	Generating a net result, before taxes, for the transaction of R$426 million entered as Other Operating Expenses (representing 15% to 18% of the transaction).

The company expects the transaction to generate an additional impact of R$1.8 billion in the net profit of the activities discontinued in the first quarter of 2022.

As to cash flow, the company received R$1.0 billion in 2021 and will receive R$4.2 billion more by 2024:

•	Between R$1.2 billion and R$1.5 billion will be used for costs and taxes concerning the Project;
•	Up to R$0.5 billion will be set aside for the minimum dividend calculated based on the total net profit estimated for the Project;
•	Between R$1.2 billion to R$1.5 billion will be used to speed up store expansion, refurbishment and conversion capex in the next 3 years, in addition to the operation’s recurring capex;
•	The remaining balance from R$1.7 billion to R$2.3 billion will be used to deleverage the company.

PRO FORMA COMPARISON

Below, we provide a pro forma comparison of the 4Q21 vs 4Q20 results and the year 2021 vs 2020. This result refers to what we call New GPA Brazil, excluding the 103 Extra hypermarket stores and the 102 drugstores (does not includes converted stores), considering the approximate readjustment of the logistics network, our headquarters, and other costs for the new perimeter.

R$ million, except when indicated	New GPA Brazil – Pro Forma(1)
	4Q21	4Q20	Δ 21 vs 20	2021	2020	Δ 21 vs 20
Net Revenue	4,401	4,282	2.8%	16,228	16,278	-0.3%
Gross Profit	1,178	1,175	0.3%	4,291	4,358	-1.5%
Gross Margin	26.8%	27.4%	-60 bps	26.4%	26.8%	-40 bps
Selling, General and Adm. Expenses	(845)	(881)	-4.1%	(3,049)	(3,290)	-7.3%
% of Net Revenue	19.2%	20.6%	+140 bps	18.8%	20.2%	+140 bps
Equity Income	6	29	-77.8%	47	118	-59.8%
% of Net Revenue	0.1%	0.7%	-60 bps	0.3%	0.7%	-40 bps
Adjusted EBITDA(2)	368	349	5.4%	1,427	1,298	9.9%
Adjusted EBITDA Margin(2)	8.4%	8.2%	20 bps	8.8%	8.0%	80 bps

(1) GPA Brazil does not include results from other businesses (Stix Fidelidade, Cheftime, and James Delivery) and excludes the 103 hypermarkets and 102 drugstores

(2) Profit before interest, taxes, depreciation, and amortization. Adjusted by Other Operating Revenues and Expenses

In the New GPA Brazil perimeter (ex-hypermarkets and drugstores), we had an Adjusted EBITDA of R$368 million (+5.4% YoY) and a margin of 8.4%, with a gain of 20 bps vs 4Q20.

In 2021, the Adjusted EBITDA reached R$1.4 billion, an increase of 9.9% compared to the performance of 2020. The adjusted EBITDA margin indicated a gain of 80 bps, reaching 8.8% in the year.

PRO FORMA RECORD

R$ million, except when indicated	New GPA Brazil – Pro Forma(1)
	1Q21	2Q21	3Q21	4Q21	2021
Net Revenue	3,965	3,962	3,900	4,401	16,228
Gross Profit	1,062	1,093	958	1,178	4,291
Gross Margin	26.8%	27.6%	24.6%	26.8%	26.4%
Selling, General and Adm. Expenses	(735)	(720)	(749)	(845)	(3,049)
% of Net Revenue	-18.5%	-18.2%	-19.2%	-19.2%	-18.8%
Adjusted EBITDA(2)	368	417	274	368	1,427
Adjusted EBITDA Margin(2)	9.3%	10.5%	7.0%	8.4%	8.8%

(1) GPA Brazil does not include results from other businesses (Stix Fidelidade, Cheftime, and James Delivery) and excludes hypermarkets and drugstores

(2) Profit before interest, taxes, depreciation, and amortization. Adjusted by Other Operating Revenues and Expenses

GRUPO ÉXITO

R$ million, except when indicated	Grupo Éxito
	4Q21	4Q20	Δ 21 vs 20	2021	2020	Δ 21 vs 20
Gross Revenue	8,419	7,148	17.8%	27,264	24,669	10.5%
Net Revenue	7,541	6,381	18.2%	24,357	22,034	10.5%
Gross Profit	2,001	1,673	19.6%	6,291	5,508	14.2%
Gross Margin	26.5%	26.2%	30 bps	25.8%	25.0%	80 bps
Selling, General and Adm. Expenses	(1,216)	(1,019)	19.4%	(4,263)	(3,821)	11.6%
% of Net Revenue	16.1%	16.0%	10 bps	17.5%	17.3%	20 bps
Equity Income	(12)	10	-222.8%	10	27	-62.0%
Adjusted EBITDA(1)	802	679	18.1%	2,153	1,822	18.2%
Adjusted EBITDA Margin(1)	10.6%	10.6%	0 bps	8.8%	8.3%	50 bps

(1) Profit before interest, taxes, depreciation, and amortization. Adjusted by Other Operating Revenues and Expenses

Grupo Éxito's Gross Profit in 4Q21 totaled R$2.0 billion (+19.6% YoY) with a margin of 26.5%. In 2021, the Gross Profit reached R$6.3 billion, driven by innovation, strong omnichannel performance in all countries, and greater contribution from supplementary businesses benefited by the reduction of restrictions during the year, and the return of tourism in Uruguay at the end of 2021.

Selling, General and Administrative Expenses totaled R$1.2 billion in 4Q21 (growth of 19.4%), reaching 16.1% of net revenue, remaining stable compared to the same period of the previous year. In the total of the year, expenses grew 11.6%, reaching R$4.3 billion, following the growth in revenues.

Equity Income totaled a loss of R$12 million in 4Q21 and a gain of R$10 million in 2021, which reflects the result of the 50% interest held in Puntos Colombia and in Tuya (both joint ventures with Bancolombia).

The Adjusted EBITDA in 4Q21 totaled R$802 million, an increase of 18.1% compared to 4Q20. The Adjusted EBITDA margin remained in line with 4Q20, reaching 10.6%. When compared to 2020, the year 2021 indicated a growth of 18.2% in Adjusted EBITDA, reaching R$2.2 billion, with an increase of 50 bps in the margin to 8.8%.

OTHER OPERATING REVENUES AND EXPENSES

In the quarter, Other Income and Expenses reached R$273 million. The result is mainly related to:

i)	Transaction of Extra Hiper stores: gain of ~R$426 million, as explained in the hypermarket transaction’s effects;
ii)	Tax and real estate contingencies: ~R$70 million;
iii)	Grupo Éxito: ~R$70 million in impairment of property, plant, and equipment and tax expenses.

FINANCIAL RESULT

FINANCIAL RESULT	Consolidated
(R$ million)	4Q21	4Q20(1) Excluding Tax Credits	4Q20	Δ	2021	2020(1) Excluding Tax Credits	2020	Δ
Financial Revenue	149	22	602	576.4%	373	169	749	120.7%
Financial Expenses	(390)	(135)	(179)	188.7%	(975)	(704)	(748)	38.5%
Cost of Debt	(189)	(91)	(135)	107.2%	(516)	(344)	(388)	49.9%
Cost of Receivables Discount	(64)	(13)	(13)	389.4%	(117)	(58)	(58)	102.5%
Other financial expenses	(135)	(21)	(21)	544.9%	(341)	(236)	(236)	44.3%
Net exchange variation	(2)	(10)	(10)	-78.3%	(1)	(66)	(66)	-98.3%
Net Financial Revenue (Expenses)	(241)	(113)	423	113.2%	(602)	(535)	1	12.5%
% of Net Revenue	1.6%	0.8%	2.9%	240 bps	1.2%	1.1%	0.0%	230 bps
Interest on lease liabilities	(180)	(183)	(183)	-1.5%	(719)	(728)	(728)	-1.2%
Net Financial Revenue (Expenses) - Post IFRS 16	(421)	(296)	240	42.3%	(1,322)	(1,263)	(727)	4.6%
% of Net Revenue - Post IFRS 16	-2.8%	2.1%	1.6%	-490 bps	-2.6%	2.5%	-1.4%	-510 bps

(1) Excluding exceptional elements as shown in the 4Q20 release (R$536 million in the financial result, mainly referring to tax credits)

GPA Consolidated's net financial result totaled an expense of R$241 million in the quarter, representing 1.6% of net revenues. Including interest on lease liabilities, the amount reached R$421 million in the quarter, equivalent to 2.8% of net revenues.

The main changes in the financial results in the quarter were:

  Financial revenues: R$149 million in 4Q21 (vs. R$22 million in 4Q20), comprising of:
○	Higher cash return due to the increase in interest in the period, with a greater volume of cash;

  Financial expenses (including the cost of prepayment of receivables): R$390 million in 4Q21 (vs. R$135 million in 4Q20), comprising of:
○	A higher cost of debt due to a higher interest rate in Brazil, offset by a lower cost of debt in Grupo Éxito;
○	Increase in the cost of discounting receivables due to the increase in CDI in the period;

  Interest on lease liabilities in line with 4Q20.

In the year, the financial results totaled an expense of R$1.3 billion, representing 2.6% of net revenues vs R$1.3 million, in line with 2020 performance.

NET INCOME

Total Consolidated Net Income reached R$805 million, in 2021, even in a year with a retraction in consumption in Brazil and recovery of the economy in Colombia only in the second half of the year. Besides the net impact of the Extra Hiper transaction of approximately R$170 million, we had a non-recurring impact on the income tax line (tax credits, investment subsidies and others), pursuant to note 20.1 of the financial statements.

NET DEBT

INDEBTEDNESS	Consolidated
(R$ million)	12/31/2021	12/31/2020(2)
Short-Term Debt	(1,470)	(2,309)
Loans and Financing	(381)	(1,089)
Debentures	(1,089)	(1,220)
Long-Term Debt	(7,582)	(6,831)
Loans and Financing	(4,058)	(3,453)
Debentures	(3,524)	(3,378)
Total Gross Debt	(9,051)	(9,140)
Cash and Financial investments	8,274	8,711
Net Debt	(777)	(429)
Adjusted EBITDA(1)	2,349	2,625
On balance Credit Card Receivables not discounted	80	91
Net Debt incl. Credit Card Receivables not discounted	(697)	(338)
Net Debt incl. Credit Card Receivables not discounted /	-0.3x	-0.1x
Adjusted EBITDA(1)

(1) Adjusted EBITDA pre-IFRS 16, accumulated in the last 12 months

(2) For 12/31/2020, the debt and EBITDA values consider the results of Assaí

Net debt including the balance of unearned receivables reached R$697 million in GPA consolidated, on December 31, 2021, while adjusted EBITDA totaled R$2.3 billion. As a result, the Company maintained its low leverage level, with a net debt/adjusted EBITDA ratio of -0.3x and a solid cash position of R$8.3 billion.

In 2021, the group generated an operating cash flow of R$1.8 billion in the scope of continued activities. In the discontinued perimeter, Extra Hiper and drugstores, we had a neutral variation using the funds received from the first installment of R$1.0 billion to resize working capital to the size of the new operation and to finance project costs.

Evolution of the net debt (R$ million)

INVESTMENTS

(R$ million)	Consolidated
	4Q21	4Q20	Δ	2021	2020	Δ
New Stores and Land Acquisition	34	8	302.7%	79	54	45.4%
Store Renovations, Conversions and Maintenance	99	96	3.3%	338	344	-2.0%
IT, Digital and Logistics	22	92	-76.0%	314	447	-29.9%
GPA Brazil Total Investments	154	196	-21.2%	730	846	-13.7%
Grupo Éxito Total Investments	203	96	111.6%	539	337	59.7%
Total Consolidated Investments	357	291	22.4%	1,269	1,183	7.2%

Capex totaled R$357 million in 4Q21, of which R$154 million in Brazil and R$203 million in Grupo Éxito. In the year, the value was R$1.3 billion. In Brazil, investments are focused on store renovations/conversions, innovation, and acceleration of digital transformation projects, including systems, marketplace, and last miles, IT infrastructure, and logistics in and other efficiency improvement projects, and in 4Q21 we accelerated capex of new stores, continuing the expansion plan announced in October 2021: +100 new proximity stores and +100 new Pão de Açúcar stores in the next 3 years, including conversions. At Grupo Éxito, around 66.7% of Capex is related to innovation, omnichannel, and digital transformation initiatives.

ESG IN GPA

Agenda with and for society and the environment

GPA BRAZIL

GPA is committed to being a mobilizing agent for a more inclusive and sustainable company. The year 2021 is part of this journey, in which we highlight:

1)	Promotion of diversity and inclusion:

Regarding gender equity, we became one of 418 companies in 45 countries and regions to participate in the Bloomberg Gender-Equality Index (GEI) 2022, a modified market capitalization index that aims to track the performance of publicly-held companies committed to transparency in gender data reporting. We ended 2021 with 36.9% of women in leadership positions (managers and above) and we benefited 608 employees in the Female Leadership Development Program.

In the matter of race equality, we were awarded 1st place in the Census pillar of the Corporate Race Equality index promoted by the Business Initiative for Racial Equality. We launched a Program dedicated to Development of Black workers in partnership with Universidade Zumbi dos Palmares, contributing to the development of 131 employees.

2)	Fight against climate change:

In line with our commitment to reducing greenhouse gas (GHG) emissions by 30% by 2025 and 38% by 2030 (base 2015), we had a result of a 6.9% reduction in 1 and 2 scope emissions, in 2021, compared to 2020. 88% of energy consumption in stores migrated to the Free Energy Market.

3)	Integrated management and transparency:
o	For the second year running, we became part of the ISE B3 Portfolio (B3’s Corporate Sustainability Index);
o	It achieved grade A- in the CDP Climate (Carbon Disclosure Project), making us the food retailer with the highest score in South America;
o	We are also present in B3's Carbon Efficient Index (ICO2).

4)	Transformation in the value chain:

GPA is committed to acting responsibly in its complex value chain. We map and monitor our critical chains and their associated social and environmental risks. This close work and in collaboration with our supply chain resulted in the following highlights:

•	Fighting deforestation: In the meat chain, 100% of Brazilian beef vendors adhere to our Social and environmental Meat Purchase Policy, which requires the use of their own social and environmental analysis systems for their purchases, sending information on the origin of cattle farms and analyzing double-checked by GPA.
o	We participated in the development of the Guide for the Elaboration of the Retail Meat Purchasing Policy, (led by the organizations Imaflora and Proforest), an instrument for the evolution of the traceability of the beef chain and for fighting deforestation;
o	We contributed to the Report prepared by of the Protocol for the Voluntary Monitoring of Cattle Vendors in the Cerrado, led by Imaflora and Proforest, with the objective of facilitating the implementation of best practices for the monitoring of cattle vendors in the Cerrado biome;
•	Promotion of Human Rights: GPA published the “GPA’s Human Rights Across the Value Chain Policy”, which presents general and specific guidelines in relation to working conditions applied to vendors.

5)	Social impact and promotion of opportunities:
o	We ended 2021 with more than 5 thousand tons of food collected, in partnership with our customers and employees, for the more than 350 partner social institutions of the GPA Institute, including Amigos do Bem and Campanha Tem Gente com Fome, benefiting more than 500 thousand families throughout Brazil;
o	More than 3,800 tons of fresh fruits and vegetables were donated to food banks and partner institutions, complementing thousands of meals.

GRUPO ÉXITO

Initiatives promoted during the year, with the objective of contributing to sustainable development, brought several positive results. Among the strategic pillars established for 2021, we emphasize:

1)	Zero malnutrition:

o	Through Fundação Éxito, in 2021, we reached more than 70 thousand children benefited;
o	934 tons of food and 111 tons of non-food items donated to food banks and foundations.

2)	Sustainable trade:
o	Supporting local commerce, we highlight that 90% of all fruit and vegetables were purchased from Colombian suppliers, with 84% of the volume purchased directly;
o	100% of our eligible suppliers have valid working conditions approved audits.

3)	My planet:
o	Retrofit of refrigeration equipment with gases with lower environmental impact in 23 stores;
o	Carulla Fresh Market banner will have the carbon-neutral seal – 21 stores were re-certified in 2021;
o	788 tons of post-consumer waste collected from our customers, an increase of 500% compared to 2020 – which represents the participation of more than 187 thousand customers;
o	More than 20 thousand tons of store-back waste were recycled during 2021.

4)	Our people:

Moving forward in promoting diversity, we ended 2021 with 36.6% of women in leadership positions (managers and above), an increase of 5 bps compared to 2020. Moreover, to obtain the Equipares Gold Seal in 2022, in 2021 we trained around 29 thousand employees in diversity and inclusion.

5)	Integrity:

Grupo Éxito was informed by Standard & Poor's that, after its participation in the Dow Jones Sustainability Index disclosure campaign, it was included in the 2022 Yearbook. This edition is the world’s most comprehensive publication based on information collected through the Corporate Sustainability Assessment (CSA), emphasizing the top 15% of companies in each industry.

BREAKDOWN OF STORE CHANGES BY BANNER

In 4Q21, we started the process of closing Extras hypermarkets and drugstores, concluding the operation of 31 hypermarkets and 34 drugstores. In the same period, we accelerated the expansion project with the opening of 10 Minuto Pão de Açúcar stores and 1 new Pão de Açúcar store. At Grupo Éxito, 8 new stores were opened in Colombia and 1 new store in Uruguay.

	4Q20	3Q21	4Q21
	Stores	Stores	Openings	Openings by conversion	Closing	Closing to conversion	Stores	Sales area ('000 sq. m.)
GPA Brazil	873	873	10	2	-74	-2	809	1,005
Pão de Açúcar	182	181	1	0	-1	0	181	233
Extra Hiper	103	103	0	0	-31	0	72	454
Extra Supermercado	6	0	0	0	0	0	0	0
Mercado Extra	141	146	0	0	0	0	146	163
Compre Bem	28	28	0	0	0	0	28	33
Mini Extra	150	149	1	0	-7	-2	141	35
Minuto Pão de Açúcar	86	90	8	2	-1	0	99	24
Specialized businesses	177	176	0	0	-34	0	142	63
Gas Stations	74	74	0	0	0	0	74	58
Drugstores	103	102	0	0	-34	0	68	5
Grupo Éxito	629	615	4	5	0	-4	620	1,028
Colombia	513	499	3	5	0	-4	503	832
Uruguay	91	91	1	0	0	0	92	92
Argentina	25	25	0	0	0	0	25	104
Total Group	1,502	1,488	14	7	-74	-6	1,429	2,033

CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

BALANCE SHEET
(R$ million)	ASSETS
	Consolidated		GPA Brazil		Grupo Éxito

	12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Current Assets	17,873	17,641	9,899	9,531	7,871	8,015
Cash and Marketable Securities	8,274	8,711	4,706	4,962	3,492	3,687
Accounts Receivable	831	686	340	297	484	384
Credit Card	79	86	79	90	-	-
Sales Vouchers and Trade Account Receivable	722	572	198	138	517	425
Allowance for Doubtful Accounts	(35)	(43)	(0)	(1)	(35)	(42)
Resulting from Commercial Agreements	65	71	63	70	2	1
Inventories	5,257	6,536	2,340	3,542	2,916	2,993
Recoverable Taxes	1,743	983	1,108	412	634	570
Noncurrent Assets for Sale	1,187	109	1,153	78	34	30
Prepaid Expenses and Other Accounts Receivables	581	616	252	240	311	350
Noncurrent Assets	31,570	35,654	13,794	16,672	17,694	18,930
Long-Term Assets	4,966	4,713	4,731	4,480	261	256
Accounts Receivable	1	5	1	1	-	4
Credit Cards	1	5	1	1	-	4
Recoverable Taxes	2,410	3,100	2,410	3,100	-	-
Deferred Income Tax and Social Contribution	581	-	567	-	-	(0)
Amounts Receivable from Related Parties	517	154	447	97	111	82
Judicial Deposits	731	563	730	560	-	3
Prepaid Expenses and Others	725	891	575	723	150	168
Investments	1,253	1,250	791	770	463	480
Investment Properties	3,254	3,639	-	-	3,254	3,639
Property and Equipment	16,344	19,888	6,332	9,376	10,004	10,504
Intangible Assets	5,753	6,164	1,941	2,045	3,711	4,051
TOTAL ASSETS	49,443	53,295	23,693	26,203	25,565	26,944

CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

BALANCE SHEET
(R$ million)	LIABILITIES
	Consolidated		GPA Brazil		Grupo Éxito

	12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Current Liabilities	16,550	18,483	7,528	8,573	8,852	9,729
Suppliers	10,078	11,424	3,715	4,956	6,330	6,449
Loans and Financing	381	1,089	154	37	227	1,052
Debentures	1,089	1,220	1,089	1,220	-	-
Lease Liability	895	947	547	570	347	377
Payroll and Related Charges	809	897	413	510	382	375
Taxes and Social Contribution Payable	581	585	303	295	276	288
Financing for Purchase of Fixed Assets	182	100	84	55	98	45
Debt with Related Parties	370	194	258	55	90	77
Advertisement	27	35	26	34	-	-
Provision for Restructuring	122	17	118	11	4	7
Unearned Revenue	383	297	46	18	243	200
Others	1,571	1,678	711	812	855	860
Liabilities on Non-Current Assets for Sale	62	-	62	-	-	-
Long-Term Liabilities	16,511	18,005	12,469	14,390	4,040	3,619
Loans and Financing	4,059	3,464	3,039	2,943	1,020	520
Debentures	3,524	3,378	3,524	3,379	-	-
Lease Liability	5,223	7,427	3,339	5,388	1,883	2,039
Financing by purchasing assets	68	-	-	-	68	-
Related Parties	96	168	96	168	-	-
Deferred Income Tax and Social Contribution	935	1,034	6	156	927	883
Tax Installments	153	248	148	241	5	7
Provision for Contingencies	1,442	1,386	1,333	1,247	109	139
Unearned Revenue	65	19	65	19	-	-
Provision for loss on investment in Associates	689	591	689	591	-	-
Others	258	291	231	257	28	31
Shareholders' Equity	16,381	16,807	3,696	3,240	12,673	13,595
Attributed to controlling shareholders	13,650	13,695	3,696	3,240	9,943	10,480
Capital	5,859	5,434	5,859	4,672	-	(0)
Capital Reserves	291	479	291	476	-	(0)
Profit Reserves	6,925	6,091	(3,029)	(3,664)	10,973	8,455
Other Comprehensive Results	574	1,691	574	1,755	(1,031)	2,025
Minority Interest	2,731	3,112	-	-	2,730	3,116
TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	49,443	53,295	23,693	26,203	25,565	26,944

INCOME STATEMENT - 4TH QUARTER OF 2021

R$ million	Consolidated(1)			GPA Brazil			Grupo Éxito
	4Q21	4Q20	Δ	4Q21	4Q20	Δ	4Q21	4Q20	Δ
Gross Revenue	16,381	15,417	6.2%	7,936	8,255	-3.9%	8,419	7,148	17.8%
Net Revenue	14,875	14,770	0.7%	7,311	8,378	-12.7%	7,541	6,381	18.2%
Cost of Goods Sold	(11,090)	(10,166)	9.1%	(5,580)	(5,469)	2.0%	(5,511)	(4,693)	17.4%
Depreciation (Logistic)	(59)	(44)	33.2%	(30)	(29)	2.6%	(29)	(15)	91.8%
Gross Profit	3,726	4,559	-18.3%	1,701	2,880	-40.9%	2,001	1,673	19.6%
Selling Expenses	(2,131)	(2,143)	-0.6%	(1,190)	(1,289)	-7.7%	(930)	(816)	13.9%
General and Administrative Expenses	(458)	(372)	23.0%	(155)	(156)	-0.7%	(286)	(202)	41.5%
Selling, General and Adm. Expenses	(2,589)	(2,515)	2.9%	(1,345)	(1,445)	-6.9%	(1,216)	(1,019)	19.4%
Equity Income(2)	(11)	43	-125.2%	6	29	-77.8%	(12)	10	-222.8%
Other Operating Revenue (Expenses)	273	138	97.4%	352	221	59.5%	(78)	(81)	-3.7%
Depreciation and Amortization	(437)	(484)	-9.6%	(233)	(274)	-15.1%	(200)	(207)	-3.5%
Earnings before interest and Taxes - EBIT	962	1,742	-44.8%	482	1,411	-65.8%	494	375	31.7%
Financial Revenue	168	644	-73.9%	95	599	-84.1%	72	45	60.4%
Financial Expenses	(589)	(404)	46.0%	(428)	(273)	57.0%	(158)	(130)	22.0%
Net Financial Result	(421)	240	-275.1%	(333)	326	-202.3%	(86)	(85)	1.8%
Income (Loss) Before Income Tax	542	1,982	-72.7%	148.58	1,737	-91.4%	408	290	40.4%
Income Tax	300	(632)	-147.5%	494	(494)	-200.0%	(191)	(143)	33.2%
Net Income (Loss) Company - continuing operations	842	1,350	-37.6%	642	1,243	-48.3%	217	147	47.5%
Net Result from discontinued operations	(0)	282	-100.1%	(0)	(17)	-100.1%	-	(0)	-100.1%
Net Income (Loss) - Consolidated Company	842	1,632	-48.4%	642	1,226	-57.9%	217	147	47.8%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	777	1,316	-41.0%	642	1,243	-48.3%	153	108	42.3%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	(0)	282	-100.1%	(0)	(17)	-100.1%	-	-	-100.1%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	777	1,598	-51.4%	642	1,226	-57.9%	153	108	42.7%
Minority Interest - Non-controlling - continuing operations	65	35	89.1%	-	-	-	64	39	61.7%
Minority Interest - Non-controlling - discontinued operations	-	-	-100.1%	-	-	-	-	-	-100.1%
Minority Interest - Non-controlling - Consolidated	65	35	89.1%	-	-	-	64	39	61.7%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	1,459	2,270	-35.7%	745	1,714	-56.5%	724	598	21.0%
Adjusted EBITDA(4)	1,186	2,132	-44.4%	393	1,494	-73.7%	802	679	18.1%

% of Net Revenue	Consolidated(1)		GPA Brazil		Grupo Éxito
	4Q21	4Q20	4Q21	4Q20	4Q21	4Q20
Gross Profit	25.0%	30.9%	23.3%	34.4%	26.5%	26.2%
Selling Expenses	-14.3%	-14.5%	-16.3%	-15.4%	-12.3%	-12.8%
General and Administrative Expenses	-3.1%	-2.5%	-2.1%	-1.9%	-3.8%	-3.2%
Selling, General and Adm. Expenses	-17.4%	-17.0%	-18.4%	-17.2%	-16.1%	-16.0%
Equity Income(2)	-0.1%	0.3%	0.1%	0.3%	-0.2%	0.2%
Other Operating Revenue (Expenses)	1.8%	0.9%	4.8%	2.6%	-1.0%	-1.3%
Depreciation and Amortization	-2.9%	-3.3%	-3.2%	-3.3%	-2.7%	-3.3%
Earnings before interest and Taxes - EBIT	6.5%	11.8%	6.6%	16.8%	6.6%	5.9%
Net Financial Result	-2.8%	1.6%	-4.6%	3.9%	-1.1%	-1.3%
Income (Loss) Before Income Tax	3.6%	13.4%	2.0%	20.7%	5.4%	4.6%
Income Tax	2.0%	-4.3%	6.8%	-5.9%	-2.5%	-2.2%
Net Income (Loss) Company - continuing operations	5.7%	9.1%	8.8%	14.8%	2.9%	2.3%
Net Income (Loss) - Consolidated Company	5.7%	11.1%	8.8%	14.6%	2.9%	2.3%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	5.2%	8.9%	8.8%	14.8%	2.0%	1.7%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	5.2%	10.8%	8.8%	14.6%	2.0%	1.7%
Minority Interest - Non-controlling - continuing operations	0.4%	0.2%	0.0%	0.0%	0.8%	0.6%
Minority Interest - Non-controlling - Consolidated	0.4%	0.2%	0.0%	0.0%	0.8%	0.6%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	9.8%	15.4%	10.2%	20.5%	9.6%	9.4%
Adjusted EBITDA(4)	8.0%	14.4%	5.4%	17.8%	10.6%	10.6%

(1) Consolidated considers the result of other supplementary businesses
(2) Equity income includes the result of CDiscount in the Consolidated
(3) Net income after non-controlling shareholders’ interest
(4) Adjusted by Other Operating Revenues and Expenses

INCOME STATEMENT - 2021

R$ million	Consolidated(1)			GPA Brazil			Grupo Éxito
	2021	2020	Δ	2021	2020	Δ	2021	2020	Δ
Gross Revenue	56,374	55,732	1.2%	29,028	31,004	-6.4%	27,264	24,669	10.5%
Net Revenue	51,291	51,253	0.1%	26,864	29,170	-7.9%	24,357	22,034	10.5%
Cost of Goods Sold	(38,077)	(37,271)	2.2%	(20,115)	(20,825)	-3.4%	(17,951)	(16,419)	9.3%
Depreciation (Logistic)	(264)	(233)	13.3%	(149)	(126)	18.3%	(115)	(107)	7.5%
Gross Profit	12,950	13,749	-5.8%	6,599	8,219	-19.7%	6,291	5,508	14.2%
Selling Expenses	(7,645)	(7,755)	-1.4%	(4,308)	(4,679)	-7.9%	(3,259)	(2,973)	9.6%
General and Administrative Expenses	(1,708)	(1,587)	7.6%	(640)	(695)	-7.8%	(1,005)	(848)	18.5%
Selling, General and Adm. Expenses	(9,353)	(9,343)	0.1%	(4,948)	(5,374)	-7.9%	(4,263)	(3,821)	11.6%
Equity Income(2)	(47)	98	-148.2%	47	118	-59.7%	10	27	-62.0%
Other Operating Revenue (Expenses)	(7)	(71)	-89.7%	129	240	-46.2%	(136)	(307)	-55.8%
Depreciation and Amortization	(1,853)	(1,804)	2.7%	(1,069)	(1,069)	0.1%	(771)	(729)	5.7%
Earnings before interest and Taxes - EBIT	1,689	2,630	-35.8%	759	2,134	-64.4%	1,132	679	66.7%
Financial Revenue	488	909	-46.3%	317	738	-57.0%	168	170	-1.4%
Financial Expenses	(1,809)	(1,637)	10.5%	(1,357)	(1,124)	20.7%	(446)	(510)	-12.5%
Net Financial Result	(1,321)	(728)	81.5%	(1,039)	(386)	169.5%	(279)	(340)	-18.1%
Income (Loss) Before Income Tax	368	1,902	-80.6%	(280)	1,748	-116.0%	853	339	152.0%
Income Tax	595	(663)	-189.7%	909	(559)	-262.4%	(321)	(110)	192.1%
Net Income (Loss) Company - continuing operations	963	1,239	-22.3%	628	1,189	-47.1%	532	229	132.7%
Net Result from discontinued operations	(3)	1,086	-100.2%	(2)	84	-100.2%	(0)	(2)	-76.0%
Net Income (Loss) - Consolidated Company	960	2,325	-58.7%	626	1,273	-72.5%	532	227	134.2%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	805	1,092	-26.3%	628	1,189	-47.1%	371	70	427.2%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	(3)	1,086	-100.2%	(2)	84	-100.2%	-	(2)	-76.0%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	802	2,178	-63.2%	626	1,273	-72.5%	370	69	439.0%
Minority Interest - Non-controlling - continuing operations	158	147	7.5%	-	-	-	161	158	1.9%
Minority Interest - Non-controlling - discontinued operations	-	-	-76.0%	-	-	-	-	-	-76.0%
Minority Interest - Non-controlling - Consolidated	158	147	7.5%	-	-	-	161	158	1.9%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	3,806	4,666	-18.4%	1,977	3,329	-40.6%	2,018	1,515	33.2%
Adjusted EBITDA(4)	3,814	4,738	-19.5%	1,848	3,088	-40.2%	2,153	1,822	18.2%

% of Net Revenue	Consolidated(1)		GPA Brazil		Grupo Éxito
	2021	2020	2021	2020	2021	2020
Gross Profit	25.2%	26.8%	24.6%	28.2%	25.8%	25.0%
Selling Expenses	-14.9%	-15.1%	-16.0%	-16.0%	-13.4%	-13.5%
General and Administrative Expenses	-3.3%	-3.1%	-2.4%	-2.4%	-4.1%	-3.8%
Selling, General, and Administrative Expenses	-18.2%	-18.2%	-18.4%	-18.4%	-17.5%	-17.3%
Result of the Equiv. Equity(2)	-0.1%	0.2%	0.2%	0.4%	0.0%	0.1%
Other Operating Revenues and Expenses	0.0%	-0.1%	0.5%	0.8%	-0.6%	-1.4%
Depreciation and Amortization	-3.6%	-3.5%	-4.0%	-3.7%	-3.2%	-3.3%
EBIT - Earnings before interest and taxes	3.3%	5.1%	2.8%	7.3%	4.6%	3.1%
Net Financial Result	-2.6%	-1.4%	-3.9%	-1.3%	-1.1%	-1.5%
Operating Profit (Loss) Before Income Tax	0.7%	3.7%	-1.0%	6.0%	3.5%	1.5%
Income Tax	1.2%	-1.3%	3.4%	-1.9%	-1.3%	-0.5%
Company Net Profit (Loss) - continued operations	1.9%	2.4%	2.3%	4.1%	2.2%	1.0%
Consolidated Company's Net Profit	1.9%	4.5%	2.3%	4.4%	2.2%	1.0%
Controlling shareholders’ Net Profit (Loss) - continued op.(3)	1.6%	2.1%	2.3%	4.1%	1.5%	0.3%
Profit (Loss) of Controlling Shareholders Consolidated(3)	1.6%	4.3%	2.3%	4.4%	1.5%	0.3%
Non-controlling Shareholders’ Interests - continued op.	0.3%	0.3%	0.0%	0.0%	0.7%	0.7%
Consolidated Non-controlling Shareholders’ Interests	0.3%	0.3%	0.0%	0.0%	0.7%	0.7%
EBITDA - Earnings before interest, taxes, depreciation, and amortization.	7.4%	9.1%	7.4%	11.4%	8.3%	6.9%
Adjusted EBITDA(4)	7.4%	9.2%	6.9%	10.6%	8.8%	8.3%

(1) Consolidated considers the result of other supplementary businesses

(2) Equity income includes the result of CDiscount in the Consolidated
(3) Net income after non-controlling shareholders’ interest
(4) Adjusted by Other Operating Revenues and Expenses

CASH FLOW - CONSOLIDATED(*)

STATEMENT OF CASH FLOW
(R$ million)	Consolidated
	12/31/2021	12/31/2020
Net Income (Loss) for the period	960	2,326
Deferred income tax	(676)	69
Loss (gain) on disposal of fixed and intangible assets	(247)	317
Depreciation and amortization	2,117	2,564
Interests and exchange variation	1,316	1,796
Adjustment to present value	1	(1)
Equity Income	47	(99)
Provision for contingencies	137	443
Provision for write-offs and losses	44	45
Share-Based Compensation	26	32
Allowance for doubtful accounts	61	86
Provision for obsolescence/breakage	26	24
Other operating expenses	(280)	(1,815)
Appropriable revenue	26	(349)
Loss (gain) on write-off of lease liabilities	(1,022)	(698)
Investment revaluation - Bellamar	-	(573)
Asset (Increase) decreases
Accounts receivable	(140)	(257)
Inventories	989	(1,142)
Taxes recoverable	210	392
Dividends received	11	15
Other Assets	(5)	(27)
Related parties	(101)	(22)
Restricted deposits for legal proceeding	(176)	87
Liability (Increase) decrease
Suppliers	(738)	726
Payroll and charges	(60)	234
Taxes and Social contributions payable	355	549
Other Accounts Payable	378	(1)
Contingencies	(161)	(161)
Deferred revenue	55	252
Taxes and Social contributions paid	(425)	(70)
Net cash generated from (used) in operating activities	2,728	4,742
Capital increase in subsidiaries	-	(31)
Acquisition of property and equipment	(1,035)	(2,289)
Increase Intangible assets	(232)	(201)
Sales of property and equipment	1,315	1,773
Cash in the deconsolidation of Sendas	-	3,529
Acquisition of property for investment	(124)	(14)
Net cash of discontinued operations – Cdiscount	(1)	-
Net cash flow investment activities	(77)	(4,291)
Cash flow from financing activities
Increase of capital	9	9
Funding and refinancing	4,860	7,262
Payments of loans and financing	(5,315)	(5,538)
Dividend Payment	(780)	(339)
Company acquisition	(3)	-
Resources obtained from the offering of shares and non-controlling shareholders	14	3
Transactions with minorities	(5)	2
Lease liability payments	(1,523)	(1,680)
Net cash generated from (used) in financing activities	(2,743)	(281)
Monetary variation over cash and cash equivalents	(345)	587
Increase (decrease) in cash and cash equivalents	(437)	757
Cash and cash equivalents at the beginning of the year	8,711	7,954
Cash and cash equivalents at the end of the year	8,274	8,711
Change in cash and cash equivalents	(437)	757

BREAKDOWN OF SALES BY BUSINESS – BRAZIL

(R$ million)	Breakdown of Net Sales by Business
	4Q21	4Q20	Δ	2021	2020	Δ
Pão de Açúcar	1,934	1,928	0.4%	7,079	7,473	-5.3%
Mercado Extra / Compre Bem	1,330	1,255	5.9%	4,876	4,161	17.2%
Proximity(1)	561	459	22.3%	2,082	1,678	24.1%
Gas Stations	467	480	-2.7%	1,761	1,754	0.4%
Other businesses(2)	140	80	73.7%	537	242	121.6%
GPA Brazil ex hiper and drugstores	4,432	4,202	5.5%	16,345	15,308	6.8%
Extra Hiper	2,839	3,286	-13.6%	10,331	12,785	-19.2%
Drugstores	40	56	-29.7%	189	244	-22.7%
GPA Brazil	7,311	7,544	-3.1%	26,864	28,336	-5.2%

(1) Includes sales of Mini Extra, Minuto Pão de Açúcar, and Aliados

(2) Revenue from the rental of commercial centers, excluding exceptional elements in 4Q20 and 2020

BRAND PORTFOLIO

With a multiformat and multichannel business model, we bring together some of the best-known and most valuable retail chains and brands, such as Compre Bem, Extra, Pão de Açúcar, in addition to the private-label brands Qualitá, Taeq, Club des Sommeliers, Finlandek, among others.

We work to offer our customers the best shopping experience every day, whenever they want and wherever they are. We are present in all regions of Brazil, with 800 brick and mortar stores and leaders in food e-commerce in Brazil, in addition to concentrating operations in Colombia, Uruguay, and Argentina with Grupo Éxito.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 23, 2022	By: /s/ Jorge Faiçal
	Name:	Jorge Faiçal
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.